

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Via E-mail
Paolo Tombesi
Chief Financial Officer
Epizyme, Inc.
400 Technology Square
Cambridge, Massachusetts 02139

Re: Epizyme, Inc.
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.2 - Fourth Amendment to the Companion Diagnostics Agreement dated July 26, 2019 between the Registrant and Eisai Co. Ltd. on the one side and Roche Molecular Systems, Inc. and Roche Sequencing Solutions, Inc. on the other side.
Filed October 31, 2019
File No. 001-35945

Dear Mr. Tombesi:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance